TruGolf Holdings, Inc.

60 North 1400 West

Centerville, Ut 84014

Tel: (818) 298-1997

September 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eranga Diaz

Re: TruGolf Holdings, Inc.
Registration Statement on Form S-1
File No. 333-277068

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on Monday, September 30, 2024, or as soon thereafter as practicable.

Please contact Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 459-8161, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

TRUGOLF HOLDINGS, INC.

By:	/s/ Christopher Jonesr
Christopher Jones
Chief Executive Officer (Principal Executive Officer)